UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:**

☐ **Form C/A: Amendment to Offering Statement:**

☐ **Check box if Amendment is material and investors must reconfirm within five business days.**

☑ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

1. Name of issuer:	Shaman Productions Corp.
Legal status of issuer	
Form:	Corporation
Jurisdiction of Incorporation/Organization:	Puerto Rico
Date of organization:	06-28-2019
Physical address of issuer:	2514 VILLA DORADO CONDO, DORADO, PUERTO RICO, 00646
Website of issuer:	https://www.abeytunaturals.com/

Current Number of Employees: 0

Total Assets:	Most recent fiscal year-end:	67541.33	Prior fiscal year-end:	73241.21
Cash & Cash Equivalents:	Most recent fiscal year-end:	15565.68	Prior fiscal year-end:	17295.29
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	11651.22
Long-term Debt:	Most recent fiscal year-end:	230067.68	Prior fiscal year-end:	227030.48
Revenues/Sales	Most recent fiscal year-end:	298317.27	Prior fiscal year-end:	80583.67
Cost of Goods Sold:	Most recent fiscal year-end:	110015.70	Prior fiscal year-end:	17498.45
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	2914.14	Prior fiscal year-end:	-101486.61

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer;

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(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors (and any persons occupying a similar status or performing a similar function) of the issuer:

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

María Crisler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chairman, CEO: June 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

María Crisler is one of the Company's co-founder and the inventor of the formulary and product line Abeytu´

Naturals. She is in charge of developing the Company's vision, conducting the marketing efforts and executing the Company's business plan. Her responsibilities include human resources, branding, supply chain, finance and product development.

María Crisler was the CEO of New Frontier Imaging, a fully accredited diagnostic imaging facility from January 2010 to November 2019. This clinic included Family Practice, OBGyn, and Medical Aesthetics.

Education

A.S., Western Wyoming Community College;

B.S. Science in Clinical Laboratory Science, University of Wyoming, 2000; MBA with

specialty in Healthcare Management, University of Phoenix, 2009. *Name*

Dr. Emma DiPonio

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Vice President, Chief Medical Officer: June 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Dr. Emma DiPonio is one of the Company's co-founder and the co-inventor of the Abeytu´ Naturals product line. As Chief Medical Officer, her responsibilities include the certification of all formulary ingredients, finance, branding and marketing assistance, well as coordination of PR operations.

Dr. Emma DiPonio is a fulltime diagnostic radiologist and interventionalist at Evansville Radiology in Evansville, Indiana, since July 1, 2020. Dr. Emma DiPonio was a general and body radiologist at SimonMed Imaging in Scottsdale, Arizona, from January 1, 2019 to March 31, 2020. Prior to that, she was a general radiologist at Precise Radiology in San Juan, Puerto Rico, from June 1, 2016 to December 31, 2018. Additionally, she was a general and interventional radiologist at New Frontier Imaging in Rock Springs, Wyoming, from January 1, 2016 to December 31, 2019.

Education

B.A. Economics, University of Michigan, 1992;

Doctor of Medicine (M.D.), University of Michigan (Medical School), 2000.

Officers (and any persons occupying a similar status or performing a similar function) of the issuer:

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

María Crisler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chairman, CEO, CSO : June 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

María Crisler is one of the Company's co-founder and the inventor of the formularies and product line Abeytu´ Naturals. She is in charge of developing the Company's vision, conducting the marketing efforts and executing the Company's business plan. Her responsibilities include human resources, branding, supply chain, finance and product development.

María Crisler was the CEO of New Frontier Imaging, a fully accredited diagnostic imaging facility from January 2010 to November 2019. This clinic included Family Practice, OBGyn, and Medical Aesthetics.

Education

A.S., Western Wyoming Community College; MBA with specialty in Healthcare Management, University of Phoenix, 2009.

Name

Dr. Emma DiPonio

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Vice President, Chief Medical Officer: June 2019 – Present

P***rincipal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Dr. Emma DiPonio is one of the Company's co-founder and the co-inventor of the Abeytu´ Naturals product line. As Chief Medical Officer, her responsibilities include the certification of all formulary ingredients, finance, branding and marketing assistance, well as coordination of PR operations.

Dr. Emma DiPonio is a fulltime diagnostic radiologist and interventionalist at Evansville Radiology in Evansville, Indiana , since July 1, 2020. Dr. Emma DiPonio was a general and body radiologist at SimonMed Imaging in Scottsdale, Arizona, from January 1, 2019 to March 31, 2020. Prior to that, she was a general radiologist at Precise Radiology in San Juan, Puerto Rico, from June 1, 2016 to December 31, 2018. Additionally, she was a general and interventional radiologist at New Frontier Imaging in Rock Springs, Wyoming, from January 1, 2016 to December 31, 2019.

Education

B.A. Economics, University of Michigan, 1992;

Doctor of Medicine (M.D.), University of Michigan (Medical School), 2000

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Name of Holder	No. and Class of Securities Now Held	Percentage Voting Power Prior to Offering
María Crisler	50,000 shares of Common Stock	50%
Dr. Emma Diponio	50,000 shares of Common Stock	50%

(d) A description of the business of the issuer and the anticipated business plan of the issuer;

Description of the Business

The Company develops, manufactures, and sells the Abeytu´ Naturals product line. Abeytu´ Naturals product line promotes healing from the inside and outside and incorporates Cannabidiol ("**CBD**") / Cannabigerol ("**CBG**"), and other future cannabinoids to form premium medicinal applicable products. We are the only cannabidiol company using our unique delivery system targeting specific cells, increasing electromagnetic conductivity of cells, and addressing pain relief while reversing or reducing its cause. The Company specifically utilizes the natural endocannabinoid system in conjunction with the immune cells and well-known organic healing agents and micronutrients. Our products are aimed at targeting and relieving discomfort from symptoms associated with obesity, herpes simplex virus 1 & 2, herpes zoster (shingles), molluscum, acne, nail and skin fungal infections, glucose dysregulation, and other auto immune and dermatological skin conditions such as psoriasis and eczema. Our formulations are patent pending, including our signature Tincture formula with evidence of cellular age defiance.

Business Plan

We have recently completed our website and ecommerce platform and are currently engaged in branding and marketing efforts to support the sale of the existing products of the Abeytu´ Naturals product line.

Our goal is to leverage the great profit margins of our existing product line in order to, in part, fund new product launches associated with aging, cosmetics, and other common ailments, and increase our marketing activities.

The Company expects that the Maximum Offering Amount of $1,070,000.00 should be sufficient to launch our anticipated new products and capture our 2021 and 2022 sales projections.

In 2021, we hope to export our products internationally to meet any international demand. Our products are already being sold in MedSpas. In addition to that, we expect that we may distribute our products to upscale domestic box stores such as Sephora and Ulta as well as in pain clinics, chiropractors, wellness clinics, plastic surgeons, infectious disease and wound clinics, dermatologists, and dispensaries. The Company is currently negotiating wholesale agreements with several prospective business partners.

In 2022, we hope to be planning our own Brick n Mortar Healing Centers at strategic locations in the United States that will carry our product line and offer in-house wholistic health therapies.

Additionally, we intend to contract a company to conduct our official clinical trials for treatment of HSV1, HSV2, Shingles (HZoster), and Immune Cell Conductivity.

(e) The current number of employees of the issuer;

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(f) A discussion of the material factors that make an investment in the issuer speculative or risky;

Risks to purchasers of the securities relating to minority ownership in the issuer

The right to demand current distributions from an operating business is limited.
A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company.
The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out.
You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions

Additional issuances of securities
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but

will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

Risks Related to the Company's Business and Industry

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment.
The purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each Investor in the Company should consider all of the information provided to such potential Investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to successfully commercialize our products. There can be no assurance that the Company will be able to find sufficient demand for our products, or that we will be able to sell our products at a level that allows the Company to make a profit.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
Our predecessor Shaman Production LLC was originally formed on June 28, 2019 under the laws of Puerto Rico. On May 5, 2020, following the conversion of Shaman Production LLC to Shaman Production Corp., the Company became a Puerto Rico corporation. We started the sale of our products in June 2020 on our ecommerce website, and accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. We are an early-stage company and our operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage business operating in a highly competitive industry, the continued development of advertising, promotions, distribution networks, and a corresponding customer base. Additionally, we are a cannabidiol company, and our proposed operations may be affected by specific regulations and trends. The cannabis industry's regulatory evolution and the legalization of the use of cannabis for medical use in some states may significantly affect our future operating results, liquidity and capital resources.

We may require additional capital to finance our operations in the future, but that capital may not be available when it is needed and could be dilutive to existing stockholders.
We may require additional capital for future operations. We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

- · Cash provided by operating activities

- · Available cash and cash investments

- · Capital raised through debt and equity offerings

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our liquidity, financial condition, results of operations and prospects.

Our proposed business is dependent on laws, regulations, and rules pertaining to the cannabis industry, which is a highly regulated industry, and the regulatory environment is rapidly developing.
Continued development of the CBD/CBG industry is dependent upon continued legislative authorization and/or voter approved referenda of cannabis at the state level. Any number of factors could slow or halt progress in this area. Further, progress for the industry, while encouraging, is not assured. While there may be ample public support for legislative action, numerous factors impact the legislative process. Any one of these factors could slow or halt the use of cannabis, which could negatively impact our proposed business. As of the date of this Form C, 36 states and 4 territories allow the medial

use of cannabis. The state laws are in conflict with the federal Controlled Substances Act, which makes cannabis use, cultivation and/or possession illegal on a national level. Any change in the federal government's enforcement of current federal laws could cause significant financial damage to us and our shareholders. The regulatory environment is rapidly developing, and we will need to build and maintain systems that will help us adequately remain in compliance with the different and changing regulatory schemes in jurisdictions where we may conduct business. While we may endeavor to comply with relevant laws, regulations, and guidelines, any failure to comply with federal, state, or other applicable statutes, regulations, or rules, may subject us to civil and criminal liability. In the United States, failure to adhere with the regulations set forth by the FDA and USDA, may result in, among other things, injunctions, product recalls, product seizures, fines, and criminal prosecutions. The outcome of any hearing or investigation by a federal or state regulatory agency may also irreparably harm our reputation.

The regulatory landscape may be different in each jurisdiction where we do business, and we may be subject to different requirements depending on what our functions are.

There may be different regulatory treatment depending on the role the Company acts in the consumer pipeline. For example, we may be subject to different regulations as a manufacturer, distributor, retailer, or any combination thereof. In some states, we may be required to obtain a license before we are able to sell our products to consumers. There is no guarantee that we may be able to obtain all the licenses we need, which would have a material adverse impact on our business and our ability to grow.

Additionally, in the future, we may consider obtaining cultivation licenses to grow cannabis for internal research purposes, which would subject us to additional rules and regulations, which may in turn result in additional costs to remain in compliance with such rules and regulations. Regardless of our function and business strategy, in some jurisdictions, we may be required to obtain a license depending on the function we perform. Many licensing programs at the state level are newly formed and there is no guaranteed that we will be able to successfully obtain a license to continue the operation of our business.

Companies related to the cannabis industry may be subject to heighted scrutiny by U.S. regulators.

In 2018 the Securities and Exchange Commission ("**SEC**") has issued an investor alert cautioning investors that many fraudulent schemes target and exploit "hot" industries to trick investors, including by making false promises of high returns with low risks, and that the SEC regularly receives complaints about marijuana-related investments. As a result, companies and offerings are often met with heightened regulatory scrutiny. There have been many instances where state and federal regulators have requested additional information and have even issued subpoenas seeking additional information from these companies. As a result, the Company may be subject to more scrutiny than it would if the Company was involved in another industry and may become subject to proceedings, fines, and penalties as a result of this heightened regulatory attention.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the FDA, U.S. Federal Trade Commission, and the Customs and Border Protection. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of drugs are subject to governmental regulation that control such matters as quality and safety, ingredients, advertising, product or production requirements, labeling, import or export, relations with distributors and retailers, health and safety and environmental matters. The need to comply with new, evolving or revised tax, environmental, quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Our industry may become subject to expanded regulation and increased enforcement by the Food and Drug Administration (FDA) and the Federal Trade Commission (FTC).

The FDA under the Federal Food, Drug, and Cosmetic Act regulates the formulation, manufacturing, packaging, labeling, and distribution of food, dietary supplements, drugs, cosmetic, medical devices, biologics, and tobacco products. Our products are not intended to be drugs, and we do not believe that FDA approval is required for our existing products. The regulatory status of CBD and CBG products is in a state of flux as the FDA attempts to determine the appropriate manner in which to regulate cannabinoid products. Thus, the regulatory approach is still line in the future. Because the FDA's regulatory process relating to cannabinoid products is in its infancy, we cannot predict the likely outcome. In addition, the FTC under the Federal Trade Commission Act ("**FTC Act**") requires that product advertising be truthful, substantiated and non-misleading. We believe that our advertising meets these requirements. However, the FTC may bring a challenge at any time to evaluate our compliance with the FTC Act.

We may have difficulty accessing the service of banks, which may limit the possibility to obtain capital through debt financing and hurt our operations.

The use of medical cannabis, in certain forms, is authorized and regulated in the majority of US states, including 36 states and 4 territories. Nevertheless, the manufacturing, sale, distribution and possession of cannabis remain illegal under federal law. Under the Obama Administration, the Department of Justice attempted to mitigate the effects of the federal prohibition by providing guidance to financial institutions seeking to offer financial services to cannabis-related businesses. In 2013 and 2014, the Department of Justice ("**DOJ**") issued two memoranda instructing federal prosecutors to prosecute only cannabis-related offenses listed on the DOJ's eight enforcement priorities. However, these two memoranda have been rescinded by United States Attorney General Jeff Sessions in 2018, who re-instituted "previously established prosecutorial principles" to guide federal prosecutors' enforcement efforts against cannabis-related activities. Further, FinCEN issued guidelines to banks noting that it is possible to provide financial services to state-licensed cannabis businesses and still be in compliance with federal anti-money laundering laws. While the aforementioned FinCEN policy is still in effect, it can be changed, and any policy reversal and/or retraction could result in legal cannabis businesses losing access to banking services. In this event, it may make it difficult for us to access credit and to fund our operations by contracting loans with banks.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering.

The use of proceeds described in this Form C is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of the board of directors and its executive officers.

In particular, the Company is dependent on its founders María Crisler (Director, Chairman, and CSO & CEO), Dr. Emma DiPonio (Director, Vice President, Chief Medical Officer) as well as Mark Schleiger (Director). The Company intends to enter into employment agreements with María Crisler and Dr. Emma DiPonio although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of María Crisler and Dr. Emma DiPonio could harm the Company's business, financial condition, cash flow and results of operations.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our ability to successfully grow our brand depends on our ability to attract and retain professionals with talent, integrity, enthusiasm and loyalty to our corporate team. We currently do not have any full-time employees, and we have identified a need to hire a supply chain expert and an in-house marketing executive. If we are unable to attract or retain key personnel, our profitability and growth potential could be harmed.

The development and commercialization of our products is highly competitive.

We develop and sell CBD/CBG-infused products with medicinal applications and we face competition with respect to any products that we may seek to develop or commercialize in the future. With regard to products aiming at treating and relieving pain from symptoms associated with Herpes, our competitors include significantly larger companies such as

Valtrex, Acyclovir, and Abreva, but also major pharmaceutical companies worldwide such as Pfizer, Roche, Johnson & Johnson, Sanofi, Merck & Co or Novartis, as well as major CBD companies such as Charlotte's Webb, Joy Organics, Hemp Bombs and CBD Distillery. More generally, the CBD/CBG, wellness and pharmaceutical industry is a highly globalized industry, dominated by multinational companies that have access to significantly greater financial, technical and human resources than we have and superior expertise in research, development and marketing of approved products and thus may be better equipped than us. There can be no assurance that competitors will not render our products obsolete or that the products developed by us will be preferred to any existing or newly developed products. As a growing number of states allow CBD/CBG products, it retaining qualified personnel and acquiring technologies. Accordingly, our competitors may commercialize senior products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may be constrained by law in our ability to market and advertise our products.
Our marketing and advertising efforts are subject to regulation by various regulatory agencies in the jurisdictions we do business. In the U.S., our marketing and advertising activities are subject to regulation by the Federal Trade Commission, Food and Drug Administration, and the United States Department of Agriculture. Additionally, in some states, the state's attorney general may commence civil and criminal actions on behalf of consumers in the event there is a violation of federal or state laws. Any actions against the Company by these regulators would have a material and adverse effect on our business, financial condition, reputation, and operations.

Future clinical research and studies may negatively impact our business and ability to successfully market our products.
There are ongoing efforts in clinical research and studies relating to cannabis products, including CBD and CBG products. These studies regard the medical benefits, safety, efficacy, dosing, viability of cannabis-related products. Future results of clinical research and studies may reach different conclusions than we currently rely on and may have a negative impact on our business. The regulatory agencies may also change their stance on the regulation of cannabis-based products based on future clinical research and studies. If such negative results from these studies were to occur, there would be a material adverse impact on our business.

The long-term health impacts associated with the use of cannabis-based products is relatively unknown.
There is a long history of cannabis use; however, the long-term health impact of continued use of CBD and CBG products is relatively unknown. As such, there are inherent risks associated with using our CBD and CBG products. Previously unknown or unforeseeable adverse reactions arising from the use of our products may occur. If harmful long-term effects become known, we may be unable to continue the sale of our CBD and CBG products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products relating to holistic treatments that appeal to consumer preferences. CBD and CBG products are relatively new and are not yet widely established in traditional consumer markets. Although we believe that our range of products in the United States is gaining increasing consumer acceptance, we cannot predict that this trend will continue in the future.
If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative products. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others. Successful innovation depends on our ability to correctly anticipate consumer acceptance and to efficiently commercialize these new products. However, as we invest in new products, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of similar products by competing companies.

In general, we expect the demand for our products to be highly correlated with general economic conditions. We operate in the wellness industry and our premier product line features CBD/CBG-infused products with medicinal applications. Consequently, a substantial portion of our projected revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products, which could have an adverse effect on our results of operations.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.

Our Abeytu´ Naturals product line relies on components that have been submitted for patent protection but have not order to increase brand awareness and further develop our branded products in both domestic and international markets. There is no guarantee that the patent will ever be issued. Further, we may not be able to adequately protect our intellectual property. We may from time to time be required to institute litigation to enforce our intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and business results regardless of whether we are able to successfully enforce our rights.

Some of our key technology is not owned by the Company.

Our current products rely on five pending patents (the "***Shaman Pending Patents***"). However, the Company is not the owner, but rather the licensee of the rights to use the Shaman Pending Patents. Shaman Naturals LLC, a Wyoming company, is the holder of the Shaman Pending Patents but also of our trademark *Abeytu´*. The sole owners of Shaman Naturals LLC are María Crisler and Dr. Emma DiPonio. The license to use the Shaman Pending Patents has been granted to the Company according to a Patent License and Royalty Agreement dated January 1, 2020 (the "***Royalty Agreement***"). As consideration for the grant of exclusive rights to the Shaman Pending Patents, the Company has agreed to pay Shaman Naturals LLC 3% of the gross revenues derived from the use, offer for sale, lease, rent and export of the products and services supported by Shaman Pending Patents. As of the date of this Form C, the royalties due under the Royalty Agreement have been waived by Shaman Naturals LLC. See section entitled 'INTELLECTUAL PROPERTY' for more information. If our current Royalty Agreement is terminated, or if it comes to light that the terms of the Royalty Agreement are commercially unreasonable, this could severely impact the Company's financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's product and avoiding potential recalls and claims against the company.

Our future success depends on our ability to implement, maintain and continuously improve our quality management program. The Company intends to adopt rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims by individuals, groups, or government organizations as well as negative publicity, which would cause our business to suffer. We have subscribed to a product insurance for all our products, which is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and innovation. Increasing attention on marketing could adversely affect our brand image, as we seek to address unmet wellness needs. It could also lead to greater scrutiny of our marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. For example, the FDA Office of Prescription Drug Promotion (the "***OPDP***") reviews prescription drug advertising and promotional labeling to ensure that the information contained in these promotional materials is not false or misleading. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our drugs, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Substantial disruption to production at the manufacturing and distribution facilities we are engaged with could occur.
A disruption in production at the manufacturing facilities we are engaged with could have an adverse effect on our steps of manufacturing, packaging and distribution are expected to be performed by third-party companies based in Lindon, Utah. A disruption could occur at any of the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.
In certain instances, we expect to rely on limited suppliers, service providers and manufacturers in Oregon and Utah. We typically do not rely on written contracts or long-term arrangements with our business partners. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of products could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Our use of natural ingredients exposes us to weather and crop reliability.
We obtain the raw materials used in our products, including hemp and other ingredients, from one specific domestic third-party supplier in Oregon. Hemp is an agricultural product and therefore many outside factors, including weather conditions, pests, acts of God, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the hemp crop each year, and significant failure of a crop would adversely affect our costs.

Due to our involvement in the cannabis industry, we may have a difficult time maintaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liabilities.
Insurance that is otherwise readily available, such as workers' compensation, general liability, and directors and officer's insurance, is more difficult for us to find and more expensive, because a portion of our expected business is related to the cannabis industry. There are no guarantees that we will be able to find adequate insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities. As of the date of this Form C, the Company has subscribed to a general liability insurance and product liability insurance.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the development, manufacture, sale and use of our products. We sell products in the wellness industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the

World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak is having a significant adverse impact that will likely affect demand for our products. Although the magnitude of the impact of the coronavirus (COVID-19) outbreak on our business and operations remains uncertain, the continued spread of the Novel Coronavirus (COVID-19) and the prolonged repercussions of its outbreak could have a significant adverse impact on the Company's business, financial condition, operating results and cash flows.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. Investors should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their Offering. Investors may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor's commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early. The Company may extend the Offering deadline. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline. While you have the right to cancel your investment in the event the Company extends the Offering your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate
– it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple

investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Offering and the Securities

The Crowd SAFE Units will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE Units may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE Units. Because the Crowd SAFE Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd SAFE Units may also adversely affect the price that you might be able to obtain for the Crowd SAFE Units in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company convert the Securities into CF Shadow Series Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion of the Securities into CF Shadow Series Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Series Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed).
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Series Securities which the occurrence of cannot be. Upon such conversion, CF Shadow Securities will have no voting rights except in circumstances where a statutory right to vote is provided by state law. Thus, Investor will never be able to freely vote for the election of directors or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. Investors have no discretion as to whether or not to convert the Securities upon a future equity financing. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never undergo a liquidity event.
The Company may never receive a future equity financing and convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to

sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company has the right to repurchase the Securities.
The Company has the optional right to repurchase the Securities from Investors in the event the Company achieves gross revenues in excess of $2,000,000.00 per annum. The Company's repurchase rights can be exercised at the Company's discretion. See section entitled 'THE OFFERING AND THE SECURITIES' for more information.

Equity securities acquired upon conversion of Securities may be significantly diluted as a consequence of subsequent financings.
If a conversion of the Securities occurs; the CF Shadow Series Securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of CF Shadow Series Securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the Investor. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Investor's Company securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued at the time of conversion.
In the event of a conversion of the Securities, the Company may issue to converting Securities holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to Investors upon their conversion of the Company's Crowd SAFE Units may be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the Crowd SAFE agreement attached hereto as Exhibit C (the "***Crowd SAFE Agreement***")) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. The Company may not provide converting Securities Investors the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities, and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, the purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE Agreement. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Series Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE Units nor holders of CF Shadow Series Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE Agreement provides for mechanisms whereby a Crowd SAFE Unit holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be

fulfilled.

In certain events provided in the Crowd SAFE Agreement, holders of the Crowd SAFE Units may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE Agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer;

Capitalization

The Company is authorized to issue 300,000 shares of Common Stock, par value of $1.00 per share (the "***Common Stock***"), pursuant to the Certificate of Incorporation filed on May 5, 2020, as amended on March 23, 2021 (the "***Amended COI***").

The Company has issued the following outstanding Securities:

Common Stock

On May 10, 2021, the Company issued an aggregate of 100,000 shares of Common Stock to its co-founders at a purchase price of $1.00 per share for the aggregate proceeds of $100,000.00. The offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. The proceeds of the offering were used for general business purposes.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

See item (c) above.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and

Risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince them that it is the wrong decision, but they don't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

(6) A description of the restrictions on transfer of the securities, as set forth in § 227.501;

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms;

Creditor Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Emma DiPonio[2]	$80,828.06	5%	9/1/2025	
Maria Crisler[3]	$149,239.62	5%	9/1/2025	

(q) A description of exempt offerings conducted within the past three years;

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
2021-06-29	Reg CF	SAFE Notes	$34,000	See below

Use of Proceeds*	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	8.00%	$800.00	8.00%	$85,600.00
Campaign marketing expenses or related reimbursement	10.00%	$1,000.00	5.00%	$53,500.00

Working Capital, Sales and Product Marketing	35.00%	$3,500.00	45.00%	$481,500.00
Product Development	47.00%	$4,700.00	42.00%	$449,400.00
Total	**100.00%**	**$10,000.00**	**100.00%**	**$1,070,000.00**

*	The Use of Proceeds chart is not inclusive of fees paid to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at the closing of the campaign.

The Company has discretion to alter the use of proceeds as set forth above. Additionally, the Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

On April 1, 2021, the Company, as lender, and Dr. Emma DiPonio, as borrower, entered into a promissory note. Dr. Emma DiPonio is Director, Vice President, Chief Medical Officer and shareholder of the Company. The borrowed money under the promissory note amounts to $75,948.00 and shall be repaid without interest in 19 monthly installments of $4,000.00 on the first of every month beginning on April 1, 2021, with remaining balance payable on the due date of October 31, 2022.

Additionally, the Company's products rely on intellectual property that is owned by Shaman Naturals LLC and licensed to the Company per the Royal Agreement. Shaman Naturals LLC, a Wyoming limited liability company is owned by Dr. Emma DiPonio and María Crisler.

(t) Financial statements

4:39 PM
04/25/23
Cash Basis

Shaman Production LLC
Balance Sheet
As of December 31, 2022

	Dec 31, 22	Dec 31, 21	$ Change
ASSETS			
Current Assets			
Checking/Savings			
BanCo Popular	20.32	162.22	-141.90
FNBO Bank	534.36	2,112.07	-1,577.71
Total Checking/Savings	554.68	2,274.29	-1,719.61
Other Current Assets			
Other Current Assets	15,011.00	15,011.00	0.00
Total Other Current Assets	15,011.00	15,011.00	0.00
Total Current Assets	15,565.68	17,285.29	-1,719.61
Fixed Assets			
Accumulated Depreciation	-2,285.08	-2,285.08	0.00
Software	4,839.00	4,839.00	0.00
Total Fixed Assets	2,553.92	2,553.92	0.00
Other Assets			
Accum Amort Start Up Costs	-10,282.27	-6,302.00	-3,980.27
Start Up Costs	59,704.00	59,704.00	0.00
Total Other Assets	49,421.73	53,402.00	-3,980.27
TOTAL ASSETS	**67,541.33**	**73,241.21**	**-5,699.88**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
BOA Credit Card	0.00	11,651.22	-11,651.22
Total Credit Cards	0.00	11,651.22	-11,651.22
Total Current Liabilities	0.00	11,651.22	-11,651.22
Long Term Liabilities			
Loan Payable - Emma DiPonio	80,828.06	66,075.86	14,752.20
Loan Payable - M. Crisler	149,239.62	160,954.62	-11,715.00
Total Long Term Liabilities	230,067.68	227,030.48	3,037.20
Total Liabilities	230,067.68	238,681.70	-8,614.02
Equity			
Additional Paid In Capital	210,000.00	210,000.00	0.00
Common Stock	4,000.00	4,000.00	0.00
Retained Earnings	-379,440.49	-277,953.88	-101,486.61
Net Income	2,914.14	-101,486.61	104,400.75
Total Equity	-162,526.35	-165,440.49	2,914.14
TOTAL LIABILITIES & EQUITY	**67,541.33**	**73,241.21**	**-5,699.88**

Shaman Production LLC
Profit & Loss
January through December 2022

	Jan - Dec 22	Jan - Dec 21	$ Change
Ordinary Income/Expense			
Income			
CrowdFunding Income	4,608.38	29,292.80	-24,684.42
Product Sales	298,317.27	0.00	298,317.27
Sales - other	0.00	80,583.67	-80,583.67
Total Income	302,925.65	109,876.47	193,049.18
Gross Profit	302,925.65	109,876.47	193,049.18
Expense			
Accounting	0.00	1,500.00	-1,500.00
Advertising and Promotion	4,543.91	27,957.29	-23,413.38
Amortization Expense	0.00	3,980.00	-3,980.00
Automobile Expense	700.81	0.00	700.81
Bank Service Charges	1,366.13	719.00	647.13
Booth Transportation	0.00	1,515.16	-1,515.16
Charitable Contributions	60.00	0.00	60.00
Commission	0.00	1,906.82	-1,906.82
Computer and Internet Expenses	2,855.85	11,779.86	-8,924.01
Consulting Services	71,479.92	58,510.99	12,968.93
Continuing Education	594.00	50.00	544.00
CrowdFunding Expense	2,899.77	6,829.03	-3,929.26
Depreciation Expense	3,980.27	1,613.00	2,367.27
Donations	0.00	125.96	-125.96
Dues and Subscriptions	15,359.17	4,176.16	11,183.01
Event expense	5,072.58	15,045.82	-9,973.24
Gift Expense	0.00	113.63	-113.63
Insurance Expense	1,776.35	1,649.70	126.65
Interest Expense	0.00	2,074.22	-2,074.22
Legal Services	12,390.50	324.00	12,066.50
Licenses	3,924.00	1,677.00	2,247.00
materials	0.00	31,194.71	-31,194.71
Meals and Entertainment	5,660.48	181.15	5,479.33
Merchant fees	2,004.53	3,464.52	-1,459.99
Office Expenses	2,480.00	3,134.39	-654.39
Office Supplies	13,981.38	0.00	13,981.38
Postage and Delivery	26,193.84	6,184.78	20,009.06
Product Cost	110,015.70	17,498.45	92,517.25
Professional Fees	208.00	0.00	208.00
Rent Expense	0.00	1,000.00	-1,000.00
Repairs and Maintenance	0.00	156.75	-156.75
research and Development	0.00	150.00	-150.00
Telephone Expense	3,241.00	1,557.79	1,683.21
Travel Expense	9,005.32	5,292.90	3,712.42
Utilities	218.00	0.00	218.00
Total Expense	300,011.51	211,363.08	88,648.43
Net Ordinary Income	2,914.14	-101,486.61	104,400.75
Net Income	**2,914.14**	**-101,486.61**	**104,400.75**

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202;

No

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

No other material information.

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).